

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2020

James L. Dolan
Chief Executive Officer
MSG Entertainment Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

> **Re: MSG Entertainment Spinco, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed March 6, 2020**
> **File No. 001-39245**

Dear Mr. Dolan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert W. Downes, Esq.